Mail Stop 3561

December 22, 2008

Jack A. Fusco
Chief Executive Officer
Calpine Corporation
50 West San Fernando Street
San Jose, California 95113

      Re: Calpine Corporation
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 29, 2008
              Form 10-Q for the Quarterly Period Ended September 30, 2008
              Filed November 7, 2008
              File No. 1-12079

Dear Mr. Fusco:

     We have completed our review of your Form 10-K and related filings and have no further comment at this time.

                          Sincerely,

                          H. Christopher Owings
                          Assistant Director